Exhibit 99.4

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)
(Nasdaq Stock Ticker: BZ)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of KANZHUN LIMITED (the “Company”) will be held at 3 p.m. Beijing time on Thursday, June 25, 2026 at 2/ F, Crowne Plaza Beijing Sun Palace, No. 12 Qisheng Middle Street, Chaoyang District, Beijing, China for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated May 20, 2026):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.

2.	To re-elect Mr. Peng Zhao as an executive Director.

3.	To re-elect Mr. Tao Zhang as an executive Director.

4.	To re-elect Ms. Yang Mu as an executive Director.

5.	To re-elect Mr. Yan Li as an independent non-executive Director.

6.	To authorize the Board to fix the remuneration of the Directors.

NOTICE OF THE ANNUAL GENERAL MEETING

7.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (e) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (e) below);

(ii)	the grant or exercise of any options under any share incentive plans of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plans of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders in general meeting,

shall not exceed 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(d)	any Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with in paragraph (a) above, shall not be at a discount of more than 10 percent to the benchmarked price (as defined in Rule 13.36(5) of the Listing Rules) of the Class A Ordinary Shares;

(e)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable Laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the Laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

NOTICE OF THE ANNUAL GENERAL MEETING

8.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, provided that the total number of Shares which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable Laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting”

9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

SPECIAL RESOLUTION

10.	“THAT

(a)	the proposed amendments to the current memorandum of association and articles of association of the Company (the “Proposed Amendments”), the details of which are set out in Appendix III to the circular of the Company dated May 20, 2026, be and are hereby approved;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the sixteenth amended and restated memorandum of association and articles of association of the Company (the “New Memorandum and Articles of Association”), which contains all the Proposed Amendments, be and are hereby approved and adopted in substitution for and to exclusion of the current memorandum of association and articles of association of the Company with immediate effect; and

(c)	any Director or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in Hong Kong and Cayman Islands.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 21, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on May 21, 2026, New York Time (the “ADS Record Date,” together with the Share Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable Laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares), which is available on our website at https://ir.zhipin.com/ or ADS voting card (for holders of ADSs).

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3 p.m., Hong Kong time, on Tuesday, June 23, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Head Office:	Registered Office:
21/F, GrandyVic Building	PO Box 309
Taiyanggong Middle Road	Ugland House
Chaoyang District, Beijing	Grand Cayman, KY1-1104
100028, People’s Republic of China	Cayman Islands

May 20, 2026

As at the date of this notice, the Board comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive Directors.